Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
			($ in thousands)

Fixed charges (1):
Total interest expense	$150,010	$232,096	$427,312	$677,707	$838,072
Interest capitalized	—	—	—	—	357
Interest portion of rental expense	2,596	3,060	3,250	1,994	1,697

Total fixed charges	$152,606	$235,156	$430,562	$679,701	$840,126

Earnings:
Net (loss) income from continuing operations before income taxes	$(15,081)	$(161,324)	$(774,530)	$(458,714)	$214,486
Fixed charges	152,606	235,156	430,562	679,701	840,126
Less: Interest capitalized	—	—	—	—	(357)

Total earnings before fixed charges	$137,525	$73,832	$(343,968)	$220,987	$1,054,255

Ratio of earnings to fixed charges (2)	0.9x	0.3x	-0.8x	0.3x	1.3x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.
(2)	The earnings for the years ended December 31, 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for total fixed charges for the years ended December 31, 2011, 2010, 2009 and 2008 were $15.1 million, $161.3 million, $774.5 million and $458.7 million, respectively.